Exhibit 99.1

Sapiens is Positioned as a P&C Market Leader
in EMEA by Celent

Sapiens IDIT Software Suite Received Dual XCelent Award for both
Advanced Technology and Breadth of Functionality

Holon, Israel – Feb. 04, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it has been named a winner of two XCelent Awards for its Sapiens IDIT Software Suite (Sapiens IDIT). Profiled in Celent’s recently published report: EMEA Policy Administration Systems: General Insurance, Property & Casualty ABCD Vendor View, Sapiens IDIT earned the highest rankings in two XCelent Award categories: Advanced Technology and Breadth of Functionality.

“Sapiens continues to offer a solution with great functionality and very strong technology, something rewarded in growth in client and new deals since the 2011 report. Whilst the bar has risen in this year’s report Sapiens IDIT continues to excel as a leading solution in both functionality and technology,” commented Craig Beattie, Senior Analyst with Celent and author of the report.

Beattie continued, “Sapiens IDIT is installed across a range of countries in Europe at insurers of all sizes, and would be well placed on any insurer’s short list for consideration.”

Celent research, EMEA Policy Administration Systems, General Insurance, Property&Casualty, January 2014

Roni Al-Dor, Sapiens President and CEO said: “These XCelent Awards follow Sapiens dual XCelent Award wins for our Sapiens ALIS solution in both the EMEA and North American market for Breadth of Functionality. These awards serve to further strengthen our already solid market position in the global insurance software market, and puts us one step closer to delivering on our goal of being the global leader in providing core systems solutions for both the P&C (Property and Casualty) and the L&P (Life and Pension/Annuity) markets.”

Yoel Amir, Managing Director, General Insurance and P&C Division with Sapiens, added, “We are very pleased to continue receiving XCelent recognitions for Sapiens IDIT software suite. This dual award win, which follows previous acknowledgments by Celent, demonstrates our continuous dedication to invest in our product and offer the market the best solution.”

To download an extract of the new Celent EMEA report, click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara, Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com